

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

Kevin Benning
Property General Manager
Studio City International Holdings Limited
71 Robinson Road #04-03
Singapore 068895

       Re: Studio City International Holdings Limited
            Form 20-F for the Fiscal Year Ended December 31, 2022
            Response dated July 13, 2023
            File No. 001-38699

Dear Kevin Benning:

      We have reviewed your July 13, 2023 response to our comment letter and have the following comment. In comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information , page 10

1.   We note your responses to prior comments 3, 4 and 5. Please also provide the disclosure requested at the outset of Item 3.

You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction